ALIO GOLD ANNOUNCES ANA PAULA PRE-FEASIBILITY RESULTS

May 16, 2017, Vancouver, BC – Alio Gold Inc (TSX, NYSE MKT: ALO) (“Alio Gold” or the “Company”), formerly Timmins Gold Corp., will officially begin trading today under its new ticker “ALO” on both the TSX and the NYSE MKT. The Company is pleased to announce the results of a Pre-Feasibility Study (“PFS”) on its Ana Paula Project (“Ana Paula” or the “Project”). Ana Paula is Alio Gold’s 100% owned high-grade, open pit gold project located on the highly prospective Guerrero Gold Belt in Mexico. All figures are in US dollars unless otherwise stated. An NI 43-101 technical report will be filed on SEDAR and will be available on the Company’s website within 45 days.

HIGHLIGHTS OF THE PFS

•	Proven & Probable Mineral Reserves of 13.4 Mt at 2.36 g/t for 1,021,000 contained ounces of gold
•	NPV5% = $223 million and IRR of 34% after tax at $1,250/oz gold
•	Initial Capital Cost of $137.2 million
•	First quartile operating costs with cash costsP of $489/oz and site All-in Sustaining CostsP of $524/oz
•	Gold recovery 85%
•	Mine life of 7.5 years from an open pit producing 868,000 ounces of gold
•	Underground potential highlighted with Measured & Indicated Resources[1] below the proposed pit of 3.0 Mt at 2.8 g/t for 266,700 contained ounces.
•	Definitive Feasibility Study to start in July and take approximately 9 months to complete

Commenting on the PFS, Chief Executive Officer Greg McCunn said, “The Ana Paula Project has been significantly de-risked over the past six months with infill drilling now supporting a robust Mineral Resource Estimate, metallurgical test work defining an improved process design, capital and operating costs estimated to a high standard and our Environmental Impact Assessment approved by the regulators. The PFS has confirmed the project economics are very robust and we expect to continue moving the project forward to an investment decision in Q2 2018.”

Mineral Resource Estimate

The updated Mineral Resource Estimate (MRE) was developed by AGP Mining Consultants of Toronto (AGP). In order to support the MRE, the Company completed over 10,000 metres of infill drilling in the latter part of 2016 and early 2017. In addition, previous drill core (approximately 49,500 meters) was re-logged in order to develop a more robust geological model.

Mineralization occurs in the complex breccia, granodiorite, monolithic breccia, hornfels and limestone-shale. The bulk of the high grade mineralization at Ana Paula is centered on the complex breccia domain which is surrounded by a high-grade mineralized halo, mainly granodiorite.

The MRE was based on a gold price of $1,350/oz and is shown in the following table. The Mineral Resource was split into two distinct areas: (1) the material located within a resource constraining shell, which was used as a basis for the PFS mine plan and the subsequent estimate of Mineral Reserves; and (2) the material located below the resource constraining shell that is considered to have a reasonable expectation of being mined economically from an underground mining operation. Although the PFS does not envision an underground mine, the Mineral Resource is an indication of the exploration potential below the PFS pit.

The Company is currently applying for permits to construct an underground decline approximately 1,200 metres into the underground resource area sufficient to map the mineralization, establish drill stations for infill drilling and collect bulk samples. Drilling to this depth from surface is difficult due to the topography.

Area	Classification	Tonnes	Gold Grade (g/t)	Gold Ounces
Ana Paula Open Pit Resources	Measured	7,541,000	2.43	590,000
	Indicated	10,491,000	1.79	605,000
	Total M&I	18,032,000	2.06	1,195,000
	Inferred	249,000	1.27	10,000
Ana Paula Underground Resources	Measured	41,000	2.07	2,800
	Indicated	2,925,000	2.81	264,000
	Total M&I	2,967,000	2.80	266,700
	Inferred	621,000	2.07	41,400
Total Resources	Measured	7,582,000	2.43	592,800
	Indicated	13,416,000	2.01	869,000
	Total M&I	20,998,000	2.17	1,462,700
	Inferred	870,000	1.84	51,400

–	Open Pit Mineral Resources are inclusive of Mineral Reserves and have an effective date of May 16, 2017.
–	The Mineral Resources are stated at $1,350/oz gold using a gold cut-off of 0.60 g/t gold for Open Pit and 1.65 g/t gold for Underground.
–

The quantity and grade of reported Inferred resources in this estimation are conceptual in nature, and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured resource. It is uncertain if further exploration will result in upgrading them to an Indicated or Measured Resource category.

–	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
–	Rounding of tonnes as required by reporting guidelines may result in apparent differences between tonnes, grade, and contained metal content.
–

The Mineral Resource Estimate was compiled using three pass ordinary kriging. Grade capping was applied differently by domain, but generally was capped at 55 g/t gold inside the breccia structure and halo and 20 g/t outside the main mineralization. Assay intervals were composited on 3 metre composites to build a resource model based on 5m x 5m x 6m blocks. A search restriction was also applied to limit the influence of high grade intercepts. Classification of the Resource into Measured, Indicated and Inferred was determined based on pass number and distance to the closest composite.

Mineral Reserves & Mine Plan

Mineral Reserves are estimated at $1,200/oz gold and are shown below:

Classification	Mt	Gold Grade (g/t)	Gold Contained (ounces)
Proven	6,533,000	2.62	550,000
Probable	6,907,000	2.12	471,000
Total P&P	13,440,000	2.36	1,021,000

–	Mineral Reserves have an effective date of May 16, 2017.
–	The Mineral Reserves are stated at $1,200 gold within this pit using a gold cut-off of 0.67 gpt
–	The Mineral Reserves result from the May 2017 resources and are a subset of the Mineral Resources.
–

External or contact dilution was calculated at 4.2% for the gold grade using the surrounding block grade. The diluted life of mine feed grade is 2.36 g/t gold. The Reserve pit was based on an optimized pit shell using a $984 gold price. Recoveries for the cash flow calculation are based on current metallurgical test work which indicates an 85% gold recovery.

A detailed mine plan was engineered using only open pit Measured & Indicated Resources. Metal prices of $1,200/oz for gold and $16/oz for silver was used for the design. Geotechnical drilling was carried out by Knight Piésold to determine the pit slopes for the design and the results supplied to AGP. There are six different geotechnical sectors in the mine design with overall slope angles varying between 48.7 to 51.3 degrees.

Mining operations will be carried out by a contract mining company using 55 tonne haul trucks. Mining will be done using 6 meter high benches. Overall production of ore from the pit is limited to 5,000 tonnes per day by the geometry of the pit (maximum sinking rate).

The annual mine plan is shown in the table below. In the pre-production period, 7.22 Mt of waste is expected to be pre-stripped during which time approximately 0.45 Mt of ore will be stockpiled. The average haul distances during the life of mine are 1.7km for ore and 1.5km for waste.

Year	1	2	3	4	5	6	7	8	Total
Ore Mined (Mt)	1.74	1.85	1.60	1.65	1.80	1.80	1.80	0.74	12.99
Operating Waste (Mt)	7.26	7.15	7.40	7.35	4.53	2.19	0.55	0.11	36.52
Strip Ratio (W: O)	4.17	3.85	4.61	4.45	2.52	1.21	0.31	0.14	2.81
Ore Processed (Mt)	1.70	1.80	1.80	1.80	1.80	1.80	1.80	0.94	13.44
Ore Grade (g/t Au)	2.09	1.96	2.59	2.13	3.11	1.82	2.97	2.09	2.36
Gold Produced (oz)	96,800	96,500	127,400	104,700	152,900	89,600	146,000	54,100	868,000

Metallurgy

Metallurgical test work was carried out at Blue Coast Research in Parksville, BC to develop the process design. The flowsheet is shown in the figure below which was designed around the used mill that was purchased by the Company in 2015 and is currently in storage awaiting the start of construction.

Ore is fed to the crushing circuit at a rate of 5,000 tpd and ground to a p80 of 160µm in a Semi-Autogenous Grinding (SAG) – Ball Mill combination. Mill discharge is processed through gravity concentrators where 20% of the gold is recovered in a concentrate and sent directly to an Intensive Leach Reactor (ILR) for doré recovery. The gravity tailings is subjected to rougher flotation where 20% of the mass is pulled into a flotation concentrate, recovering approximately 95% of the gold. The flotation concentrate is reground to a p80 of 25 µm and fed into a pre-oxidation circuit where oxygen is sparged into agitated tanks with a 24-48 hour retention time. Neutralization reagent is added to maintain the pH above 7.0 in the tanks. Following oxidation, the pH is further adjusted for gold leaching with cyanide in a Carbon-in-Leach (CIL) circuit followed by elution. Total gold recovery is assumed at 85%, although test work has shown potential for increased recoveries through process optimization. Gold production over the life of mine is expected to be 868,000 ounces or about 116,285 ounces per year.

Tailings Storage

Knight Piésold provided tailing storage facility (TSF) and waste rock facility designs for the PFS. The TSF is a conventional zoned earth dam with four stages of build (the starter dam plus three expansions during the mine life).

Infrastructure

Power is supplied to the project from an 115kV high tension line that transects the site approximately 2.5km from the processing plant site. Power consumption averages 9.7 MW per year at an estimated cost of $0.08/kWh.

Access to the property will be via an existing 70km pre-existing asphalt road. There is approximately 23km of the road which will require widening and upgrading to support operations and construction activity.

The site is estimated to have a negative water balance and water will be collected and stored from precipitation to supply the bulk of the water requirements for the operations.

Capital Cost

M3 Engineering of Tucson, Arizona were engaged by the Company to compile the PFS, including estimation of the capital and operating costs. The capital cost estimate was completed by obtaining budgetary quotations for major equipment not already owned by the Company. Installation costs were based on M3’s experience building mines in Guerrero State. The estimate is considered a Class 3 estimate which implies a level of accuracy of -10% to +30%. The capital cost estimate is shown in the table below.

Area	Capital ($M)
Process Plant	45.8
General, Site Utilities & Indirects	31.0
TSF	12.7
Camps	4.0
EPCM	12.9
Owner’s Costs	8.3
Pre-Strip and Mine Establishment	19.9
Contingency	15.9
Total Capital	150.5
Less Capital Spent in Year 1	(13.3)
Upfront Capital	137.2

Operating Costs

Operating costs were estimated by M3 Engineering for the ore processing and site General & Administration. Operating costs are shown in the following table for the ore processing and site G&A costs were estimated to be $4.6 million per year.

Area	Operating Cost ($/t processed)
Crushing	0.31
Grinding	3.80
Flotation	1.89
Leaching	12.31
Refining	0.75
Tailings	0.21
Ancillaries	0.98
Total	20.25

Mining costs were estimated from contractor mining quotations received for mining costs (using the completed mine plan and associated detailed haulage profiles), and by Alio’s experience with contract mining at the San Francisco operations. Over the life of mine, the assumed mining cost averaged $2.17/t mined for ore and waste.

The total site costs translate into a cash cost per ounce of gold produced of $485/oz.

Cash Flow Model

A cash flow model based on the mine plan and projected capital and operating costs was constructed. Allowances were made for both corporate tax (30% tax rate) and royalties (7.5% EBITDA mining royalty in Mexico and a 2% NSR royalty owing to Goldcorp). The after-tax free cash flow from the project has a net present value (5% discount) of $223 million. The internal rate of return on after tax cash flow is 34%. The cash flow model assumed a gold price of $1,250/oz.

	Year –2	Year –1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Total
Revenue($M)	-	-	124.5	123.6	163.0	133.7	194.2	113.8	184.5	68.9	1,106.2
CashCosts($M)	-	-	61.9	64.0	65.3	64.4	60.2	52.9	51.3	25.3	445.4
CashfromOperations($M)	-	-	62.6	59.6	97.7	69.2	133.9	60.9	133.2	43.6	660.7
CashCosts($/oz)	-	-	603	632	483	589	374	570	338	444	489
InvestmentCapital($M)	19.1	118.1	-	-	-	-	-	-	-	-	137.2
SustainingCapital($M)	-	-	13.8	4.9	1.1	5.7	1.1	7.2	1.1	8.8	43.6
SiteAISC($/oz)	-	-	608	683	492	643	381	651	345	607	524
Taxes($M)Incl7.5%Royalty	-	-	3.7	3.8	30.1	18.4	43.3	14.2	43.3	5.1	161.9
FreeCashFlow($M)	(19.1)	(118.1)	45.1	50.9	66.5	45.2	89.6	39.4	88.8	29.6	318.0

Gold Price Sensitivity

The project economics are most sensitive to a change in the price of gold and a sensitivity table is shown below.

Gold Price	NPV ($M)	IRR %
1,100	158	26
1,200	202	32
1,250	223	34
1,300	245	36
1,400	288	41
1,500	332	46

Permitting

In early April 2017, the Company received authorization of the Environmental Impact Assessment (MIA) for the Project. The regulator (SEMARNAT) has outlined the environmental protection programs required during construction of the project which are normal and in-line with expectations.

Following the acceptance of the MIA, the Company has made its first application for the Change of Land Use Permits which are the final permits required for the construction of the mine. The Company expects to make multiple applications for the Change of Land Use as it continues to acquire land for Project use.

Key Milestones

Following the positive outcome of the PFS, the Company has approved the start of a Definitive Feasibility Study which will commence in July and take approximately 9 months to complete. The Company is targeting an investment decision in Q2 2018 and the project is expected to take 16 to 18 months to construct.

Key Activity	Timeline
Underground exploration permit	Q3 2017
Financing Arranged	Q4 2017
Definitive Feasibility Study	Q1 2018
Final Construction Permits	Q1 2018
Investment Decision	Q2 2018
Underground Exploration Drilling	Q2 2018
Start up and Commissioning	Q4 2019

Quality Assurance / Quality Control:

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 20 samples. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance / quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ size) samples are selected by the Company’s geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 1 to 1.5 m in length or longer in waste rocks. Samples are prepared at the ALS Lab facilities in Guadalajara and analyzed using a standard fire assay with a 50 gram pulp and Atomic Absorption (AA) finish at the ALS lab in Vancouver, Canada. Any samples assaying >10.0g/t Au are automatically re-analyzed using a Gravimetric finish. Check assays were sent to each lab and were cross referenced and results verified. The QA/QC program is overseen by Miguel Soto, Vice President of Exploration for Alio Gold. The Company follows strict QA/QC protocol measures in keeping with industry standards and regulatory reporting requirements.

Qualified Persons

The scientific and technical data contained in this news release pertaining to the Ana Paula Project has been reviewed and approved by the following Qualified Persons under NI 43-101 who consent to the inclusion of their names in this release: Pierre Desautels, P.Geo, of AGP Mining Consultants (Resources); Gordon Zurowski, P.Eng, of AGP Mining Consultants (Reserves, Mine planning); Andrew Kelly, P.Eng, of Blue Coast Research (Metallurgical Process Design); Art Ibrado, P.E., of M3 Engineering (Metallurgical Process Design); Gilberto Dominguez, P.E., of Knight-Piésold (Waste, Tailings); Jim Cremeens, P.E., P.G., of Knight Piésold (Pit stability); Daniel H. Neff, P.E., of M3 Engineering (Infrastructure, Costs); each of whom is independent of the Company; and Taj Singh, P.Eng. of Alio Gold.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg.mccunn@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Alio Gold has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alio Gold uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Alio Gold which have been filed with securities commissions or similar authorities in Canada).